UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2016

Commission File Number: 001-35370

Luxfer Holdings PLC (Name of registrant) Anchorage Gateway Anchorage Quay Salford M50 3XE England (Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes ☐     No ☑

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Joseph Bonn Named Interim Non-executive Chairman of Luxfer Group

SALFORD, England—(BUSINESS WIRE)—The Board of Luxfer Holdings PLC (Luxfer Group) announced on May 24, 2016, that it has appointed Joseph Bonn as non-executive chairman on an interim basis following the retirement of Peter Haslehurst, who held the position of chairman for the past 10 years. Mr. Bonn has been a non-executive director on the board since March 2007. Later this year the board will appoint a chairman for the longer term.

Concerning Mr. Haslehurst’s retirement, Luxfer Group Chief Executive Brian Purves said: "I would like to thank Peter for his valuable contribution to the development of the Group since he joined our board in 2003 and in his role as chairman since 2006. I and the rest of the board wish him all the best for the future."

Currently a consultant with Joseph Bonn RE&C Corp., Mr. Bonn has extensive experience in the aluminum and specialty chemical industries, having worked for Kaiser Aluminium and Chemical Corporation for more than 35 years in various senior capacities. He served on the board and executive committee of the Aluminium Association and the boards of the National Association of Purchasing Management and the International Primary Aluminium Institute. He also served on the boards of Turkkablo A.O., Turkey; Anglesey Aluminium Ltd.; Volta Aluminum Company (chairman); Alupac Inc., Ohio; and National Refractories and Minerals Corporation, California.

Mr. Bonn holds a bachelor’s degree from Rensselaer Polytechnic Institute and a master’s degree in finance from Cornell University.

About Luxfer Group

Luxfer Group is a global materials technology group focused on sustained value creation using its broad array of technical know-how and proprietary materials technologies. The company specializes in the design and manufacture of high-performance materials, components and high-pressure gas-containment devices for environmental, healthcare, protection and specialty end-markets. Luxfer customers include both end-users of its products and manufacturers that incorporate Luxfer products into finished goods.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luxfer Holdings PLC

(Registrant)

Date: June 1, 2016

By: /s/ David N. Fletcher

  David N. Fletcher

Authorized Signatory for and on behalf of
Luxfer Holdings PLC